UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33741

DallasNews Corporation

(Exact name of registrant as specified in its charter)

P. O. Box 224866

Dallas, Texas 75222-4866

(214) 977-8869

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Common Stock, $0.01 par value

Series B Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

On September 24, 2025, pursuant to the Agreement and Plan of Merger, dated as of July 9, 2025, by and among DallasNews Corporation (the “Company”), Hearst Media West, LLC (“Parent”), Destiny Merger Sub, Inc., a direct, wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes specified therein, Hearst Communications, Inc., as subsequently amended, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, DallasNews Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DALLASNEWS CORPORATION
Date: October 3, 2025	By:	/s/ Jeffrey M. Johnson
	Name:	Jeffrey M. Johnson
	Title:	President